                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                          Capsule Communications, Inc.
                                (Name of Issuer)

                         Common Stock; Par Value $0.001
                         (Title of Class of Securities)

                                    90337P10
                                 (CUSIP Number)

                    Startec Global Communications Corporation
                         Attn: Yolanda Stefanou Faerber,
              Senior Vice President, General Counsel & Secretary
                             10411 Motor City Drive
                               Bethesda, MD 20817
                                 (301) 767-1405

                                 With a copy to:

                            Wm. David Chalk, Esquire
                     Piper, Marbury, Rudnick, & Wolfe LLP
                                 6225 Smith Ave.
                               Baltimore, MD 21209
                                 (410) 580-4120

  (Name, address, and telephone number of person authorized to receive notices)

                                November 2, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------


* The remainder of this cover page shall be filed for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the notes).

         NOTE. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)


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


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CUSIP No.  90337P10                              13D      PAGE 3 of 12 PAGES
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

------- -------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:                       Startec Global Communications Corporation

        IRS IDENTIFICATION NO OF ABOVE PERSONS            52-2099559
        (ENTITIES ONLY):
------- ------------------------------------------------- ------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                                              (a)  [ X ]
                                                                                                    (b)  [     ]
------- ------------------------------------------------------------------------------- ------------------------------
3       SEC USE ONLY
------- ------------------------------------------------- ------------------------------------------------------------
4       SOURCE OF FUNDS                                                                              OO
------- ------------------------------------------------- ------------------------------------------------------------
5.      CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                        [     ]
------- ------------------------------------------------------------------------------------------- ------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                        Delaware
------- ------------------------------------------------------------------------------------------- ------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY   7      SOLE VOTING POWER                                           0
      EACH REPORTING PERSON WITH:
---------------------------------------- ------ --------------------------------------------------- ------------------
                                         8      SHARED VOTING POWER                                 16,647,734(1)
---------------------------------------- ------ --------------------------------------------------- ------------------
                                         9      SOLE DISPOSITIVE POWER                                      0
---------------------------------------- ------ --------------------------------------------------- ------------------
                                         10     SHARED DISPOSITIVE POWER                                    0
------- ------------------------------------------------------------------------------------------- ------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               16,647,734(1)
------- ------------------------------------------------------------------------------------------- ------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                    [     ]
------- ------------------------------------------------------------------------------------------- ------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                          74.1%(2)
------- ------------------------------------------------------------------------------------------- ------------------
14      TYPE OF REPORTING PERSON                                                                    CO
------- ------------------------------------------------------------------------------------------- ------------------

(1)  Pursuant to a Voting Agreement dated November 2, 2000 among Startec
     Global Communications Corporation ("Startec"), Stars Acquisition Corp., ("Stars"), Gold & Appel Transfer, S.A. ("Gold & Appel") and Walt Anderson (the "Gold & Appel Voting Agreement"), Startec acquired beneficial ownership in 14,461,201 shares of Capsule Communications Inc. ("Capsule"), and pursuant to a Voting Agreement dated November 2, 2000 by and between Startec, Stars, and Foundation for the International Non-Governmental Development of Space ("Foundation")(the "Foundation Voting Agreement"), Startec acquired beneficial ownership of 2,186,433 shares of Capsule.

(2)  Percentage based on the number of outstanding shares reported in
     Section 2.1 of the Agreement and Plan of Reorganization by and among Startec, Stars, Capsule, Gold & Appel, and Foundation dated November 2, 2000 (the "Merger Agreement").


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CUSIP No.  90337P10                              13D      PAGE 4 of 12 PAGES
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

------- -------------------------------------------------------------- -----------------------------------------------
1       NAMES OF REPORTING PERSONS:                                    Stars Acquisition Corp.(3)
        IRS IDENTIFICATION NO OF ABOVE PERSONS (ENTITIES ONLY):
------- -------------------------------------------------------------- -----------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                                              (a)  [ X ]
                                                                                                    (b)  [     ]
------- ------------------------------------------------- ------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------- ------------------------------------------------------------
4       SOURCE OF FUNDS                                                                              OO
------- ------------------------------------------------------------------------------------------- ------------------
5.      CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                        [     ]
------- ------------------------------------------------------------------------------------------- ------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                        Delaware
---------------------------------------- ------ --------------------------------------------------- ------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY   7      SOLE VOTING POWER                                           0
      EACH REPORTING PERSON WITH:
---------------------------------------- ------ --------------------------------------------------- ------------------
                                         8      SHARED VOTING POWER                                 16,647,734(4)
---------------------------------------- ------ --------------------------------------------------- ------------------
                                         9      SOLE DISPOSITIVE POWER                                      0
---------------------------------------- ------ --------------------------------------------------- ------------------
                                         10     SHARED DISPOSITIVE POWER                                    0
------- ------------------------------------------------------------------------------------------- ------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               16,647,734(4)
------- ------------------------------------------------------------------------------------------- ------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                    [     ]
------- ------------------------------------------------------------------------------------------- ------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                          74.1%(5)
------- ------------------------------------------------------------------------------------------- ------------------
14      TYPE OF REPORTING PERSON                                                                    CO
------- ------------------------------------------------------------------------------------------- ------------------

(3)  Stars is a Startec wholly-owned subsidiary.

(4) Pursuant to the Gold & Appel Voting Agreement, Stars acquired beneficial ownership in 14,461,201 shares of Capsule, and pursuant to the Foundation Voting Agreement, Stars acquired beneficial ownership of 2,186,433 shares of Capsule.

(5)  Percentage based on the number of outstanding shares reported in Section
     2.1 of the Merger Agreement.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is common stock, par value $0.001 per share, of Capsule Communications, Inc., a Delaware corporation (sometimes referred to as "Capsule" or "Issuer"). The principal offices of the Issuer are located at 2 Greenwood Square, 3331 Street Road, Suite 275, Bensalem, Pennsylvania.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The names of the Reporting Persons filing this Statement are:

               1. Startec Global Communications Corporation, a Delaware
                  corporation ("Startec"), and

               2. Startec's wholly-owned subsidiary, Stars Acquisition Corp. a
                  Delaware corporation ("Stars").

          (b) The address of the principal office and principal place of business for the Reporting Persons is 10411 Motor City Drive, Bethesda, MD 20817.

          (c) Startec's principal business is providing voice, data and Internet access systems over its own network to residential customers and enterprises transacting business in emerging markets throughout the world. The principal business of Stars is to facilitate Startec's acquisition of Capsule.

          (d) During the past five years, neither the Reporting Persons nor any person named in Schedules I and II to this Statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither the Reporting Persons, nor any person named in Schedules I and II to this Statement have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         Schedule I attached to this Statement contains the following information concerning each director and executive officer of Startec: (i) name and residence or business address, (ii) principal occupation or employment, and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule I is incorporated herein by reference.

Schedule II attached to this Statement contains the following information concerning each director and executive officer of Stars: (i) name and residence or business address, (ii) principal


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occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule II is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

         Startec entered into an Agreement and Plan of Reorganization, dated November 2, 2000, (the "Merger Agreement") with Stars, Capsule, Gold & Appel Transfer S.A., a British Virgin Islands corporation ("Gold & Appel"), and Foundation for the International Non-Governmental Development of Space, a Delaware not-for-profit corporation ("Foundation"). The Merger Agreement provides for the merger (the "Merger") of Stars with and into Capsule resulting in Capsule becoming a wholly-owned subsidiary of Startec. According to the terms of the Merger Agreement, Capsule's common stock, par value $0.001 per share, ("Capsule Common Stock") will cancel and convert into 0.1333 shares of Startec common stock, par value $0.01 per share ("Startec Common Stock"), subject to certain price adjustments. In lieu of receiving a portion of their shares of Startec Common Stock, Gold & Appel and Foundation will receive an aggregate of $3 million in five-year, unsecured, balloon payment promissory notes. The consummation of the Merger is subject to closing conditions including, without limitation, approval of the transaction by Startec's and Capsule's stockholders and obtaining certain regulatory approvals. The description of the Merger Agreement contained in this Statement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 2.2 to Startec's Form 8-K, filed November 13, 2000, and incorporated herein by reference.

         Concurrently with the execution of the Merger Agreement, Startec and Stars entered into voting agreements (the "Voting Agreements") dated November 2, 2000, with (1) Gold & Appel and Walt Anderson ("Anderson"), in whom, to Startec's knowledge, Gold & Appel granted the sole power to vote and dispose of its shares in the Issuer pursuant to a power-of-attorney dated January 19, 1998, and (2) Foundation. Under the terms of the Voting Agreements, Gold & Appel and Foundation, respectively, agreed to vote their shares in Capsule, as well as any new shares acquired in the future, in favor of the approval and adoption of the Merger. Additionally, Gold & Appel and Foundation respectively agreed not to transfer any shares of Capsule and to execute an irrevocable proxy in favor of Startec upon demand by Startec. If executed, the irrevocable proxy would grant Startec the ability to vote the respective shares of Gold & Appel and Foundation for specific purposes. Startec did not pay any additional consideration to either Gold & Appel or Foundation in connection with the execution and delivery of the Voting Agreements. The Voting Agreements terminate upon the earlier occurrence of (i) the Merger becoming effective in accordance with the terms and provisions of the Merger Agreement (the "Effective Time"), or (ii) such date and time as the Merger Agreement shall have terminated in accordance with its terms. The above description of the Voting Agreements is qualified in its entirety by reference to the copies of the Voting Agreement filed as Exhibits 99.1 and 99.2 to Startec's Form 8-K, filed November 13, 2000, and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The information set forth or incorporated by reference in Items 3 and 5 is hereby incorporated herein by reference.

         Startec and Stars entered into the Voting Agreements with Gold & Appel and Foundation, respectively, in order to ensure that the Merger would be approved by Capsule's stockholders. As explained more fully in Item 5(a) below, the amount of Capsule Common Stock collectively owned by Gold & Appel and Foundation amounts to 74.1% of the total outstanding shares of Capsule Common Stock reported in Section 2.1 of the Merger Agreement. Startec is entering into the Merger for the purpose of acquiring Capsule as a wholly-owned subsidiary. In order to achieve that purpose, Startec formed Stars as an acquisition subsidiary that will cease to exist upon completion of the Merger.

         (a)-(c) Other than as set forth this Statement, neither Startec nor Stars has any present plans or proposals for the following: (i) to acquire securities of the Issuer, or to dispose of securities in the Issuer, (ii) to engage in extraordinary corporate transactions involving the Issuer or its subsidiaries, or to sell or transfer a material amount of the assets of the Issuer or any of its subsidiaries.

         (d) Startec, however, does plan to change the present board of directors and management of the Issuer. According to the terms of the Merger Agreement, the director and officers of Stars will become the director and officers of Capsule, the surviving corporation in the Merger, immediately following the consummation of the Merger. The resulting officers and director of Capsule following the Merger will be: Ram Mukunda, sole director, Chief Executive Officer, and President; Prabhav V. Maniyar, Vice President and Treasurer; and Yolanda Stefanou Faerber, Secretary.

         (e)-(g) Other than as set forth in this Statement, the Voting Agreements, and the Merger Agreement, Startec has no present plans or proposals to change materially: (i) the present capitalization or dividend policy of the Issuer, (ii) the Issuer's business or corporate structure, or (iii) the charter, bylaws, or instruments thereto or to undertake any actions which may impede the acquisition of control of the Issuer by any person.

         (h)-(i) Startec, however, is currently proposing to do the following upon the completion of the Merger: (i) to delist the Capsule Common Stock from the Nasdaq Small Cap Stock Market, and (ii) to terminate the registration of the Capsule Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (j)  Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Voting Agreements give Startec and Stars the power to direct Gold & Appel and Foundation to vote (i) in favor of the approval and adoption of the Merger Agreement and Merger, and on any matter or transaction that is reasonably required to effect the Merger and the


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

other transactions contemplated by the Merger Agreement, and (ii) against any competing acquisition proposal, and against any other matter which could reasonably be expected to facilitate any competing acquisition proposal. As a result of Startec and Star's power to determine how Gold & Appel and Foundation's Capsule Common Stock will be voted, Startec and Stars are considered the beneficial owners of Gold & Appel and Foundation's shares of Capsule Common Stock for purposes of Section 13(d) of the Exchange Act. According to the representations contained in Gold & Appel and Foundation's respective Voting Agreements, Gold & Appel and Foundation collectively own 16,647,734 shares of Capsule Common Stock, which comprises 74.1% of the 22,448,444 total outstanding shares of Capsule Common Stock reported in Section
2.1 of the Merger Agreement.

         (b) Startec and Stars have the power to direct the vote of the 16,647,734 shares owned in the aggregate by Gold & Appel and Foundation in accordance with the description of the Voting Agreements contained above in Item 5(a).

         Gold & Appel has its principal place of business at Omar Hodge Building, Wickams Cay, Road Town, Tortula, D8. To Startec's knowledge, Gold & Appel's principal business is making venture capital investments. To Startec's knowledge, during the past five years none of the officers and directors of Gold & Appel known to Startec or Stars have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Moreover, to Startec's knowledge, during the past five years none of the officers and directors of Gold & Appel known to Startec or Stars have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         Foundation has its principal place of business at 200 L Street, N.W., Suite 200, Washington, D.C. 20036. To Startec's knowledge Foundation operates as a charitable organization. To Startec's knowledge, during the past five years none of the officers or directors of Foundation known to Startec or Stars have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Moreover, to Startec's knowledge, during the past five years none of the officers or directors of Foundation known to Startec or Stars has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (c) Other than as reported on this Statement, neither of the Reporting Persons have effected transactions in shares of Capsule's Common Stock during the past 60 days.

         (d) The Voting Agreements prohibit Gold & Appel, Foundation, and their respective affiliates or associates from transferring or otherwise disposing of their shares of Capsule. Although Startec and Stars have the power to prevent Gold & Appel and Foundation from transferring their respective shares of Capsule Common Stock, the Voting Agreements do not affect Gold & Appel or Foundation's rights to receive or power to direct the receipt of dividends from their respective shares of Capsule Common Stock. The Voting Agreements do not alter Gold & Appel or Foundation's ability to receive or direct the receipt of proceeds from the sale of their respective shares of Capsule Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Voting Agreements and Merger Agreement described under
Item 3, to Startec's knowledge, there are no other contracts, arrangements, understandings, or relationships between Startec and Stars, Gold & Appel, Foundation or any other person involving the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

2.2 Agreement and Plan of Reorganization by and between Startec Global Communications Corporation, Stars Acquisition Corp., Gold & Appel Transfer, S.A., and Foundation for the International Non-Governmental Development of Space dated November 2, 2000 (incorporated by reference from Exhibit 2.2 to Startec Global Communications Corporation's Current Report on Form 8-K (SEC File No. 0-23087) filed on November 13, 2000).

99.1 Voting Agreement by and between Startec Global Communications Corporation, Stars Acquisition Corp. and Gold & Appel Transfer, S.A., dated November 2, 2000 (incorporated by reference from Exhibit 99.1 to Startec Global Communications Corporation's Current Report on Form 8-K (SEC File No. 0-2387) filed on November 13, 2000).

99.2 Voting Agreement by and between Startec Global Communications Corporation, Stars Acquisition Corp. and Foundation for the International Non-Governmental Development of Space, dated November 2, 2000 (incorporated by reference from Exhibit 99.2 to Startec Global Communications Corporation's Current Report on Form 8-K (SEC File No. 0-2387) filed on November 13, 2000).


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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 2000               Startec Global Communications Corporation


                                       /s/  Yolanda Stefanou Faerber
                                       ----------------------------------------
                                       By:      Yolanda Stefanou Faerber
                                       Title:   Senior Vice President,
                                                General Counsel and Secretary


Date: November 10, 2000                Stars Acquisition Corp.


                                       /s/  Yolanda Stefanou Faerber
                                       ----------------------------------------
                                       By:      Yolanda Stefanou Faerber
                                       Title:   Secretary




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

                                   SCHEDULE I

                        DIRECTORS & EXECUTIVE OFFICERS OF
                    STARTEC GLOBAL COMMUNICATIONS CORPORATION

         The name and present principal occupation of each director and executive officer of Startec are set forth below. The business address for each person listed below is Startec Global Communications Corporation, 10411 Motor City Drive, Bethesda, Maryland 20817. All executive officers and directors listed on this Schedule I are United States citizens.


     NAME                        TITLE
     ----                        -----
     Ram Mukunda                 Chairman of the Board, President, and
                                 Chief Executive Officer
     Prabhav V. Maniyar          Director and Chief Financial Officer
     Nazir G. Dossani            Director
     Richard K. Prins            Director
     Sudhaker Shenoy             Director
     Anthony A. Das              Chief Operating Officer, Online Services
     David Venn                  Chief Operating Officer, European Operations
     John H. Wolaver             Chief Operating Officer, North American
                                 Operations
     Yolanda Stefanou Faerber    Senior Vice President, General Counsel and
                                 Secretary


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


                                   SCHEDULE II

                           SOLE DIRECTOR & OFFICERS OF
                             STARS ACQUISITION CORP.

         The name and present principal occupation of the sole director and executive officer of Stars are set forth below. The business address for each person listed below is Startec Global Communications Corporation, 10411 Motor City Drive, Bethesda, Maryland 20817. All executive officers and directors listed on this Schedule II are United States citizens.


   NAME                          TITLE
   Ram Mukunda                   Sole Director, President, and Chief Executive
                                 Officer
   Prabhav V. Maniyar            Vice President and Treasurer
   Yolanda Stefanou Faerber      Secretary


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